===============================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------




[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM         TO


COMMISSION FILE NUMBER 1-15157

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:


               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               PACTIV CORPORATION
                              1900 WEST FIELD COURT
                              LAKE FOREST, IL 60045


===============================================================================

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS






To the Pactiv Corporation Benefits Committee:

We have audited the accompanying statements of net assets available for plan benefits of the Pactiv Corporation Thrift Plan For Hourly Employees (formerly, the Tenneco Thrift Plan For Hourly Employees) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1999. These financial statements and the supplemental schedules referred to below are the responsibility of the Pactiv Corporation Benefits Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Pactiv Corporation Thrift Plan For Hourly Employees (formerly, the Tenneco Thrift Plan For Hourly Employees) as of December 31, 1999 and 1998, and the changes in net assets available for plan benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of December 31, 1999, included as Schedule I, and reportable transactions - series of transactions for the year ended December 31, 1999, included as Schedule II, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                                   ARTHUR ANDERSEN LLP


Chicago, Illinois
June 12, 2000

               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                        AS OF DECEMBER 31, 1999 AND 1998


                                                              1999           1998
                                                          ------------   ------------
ASSETS:
   Investments, at fair value-
     Corporate securities-
       Pactiv Corporation common stock                    $  9,121,484   $         --
       Tenneco Automotive Inc. common stock
          (formerly, Tenneco Inc. common stock)              2,058,895     21,142,667
       El Paso Energy common stock                           1,114,229      1,431,440
       Newport News Shipbuilding Inc. common stock             835,670      1,445,023
                                                          ------------   ------------
                                                            13,130,278     24,019,130
     Collective trust funds-
       BZW Barclays Equity Index Fund                       24,441,353     17,366,091
       BZW Barclays U.S. Debt Market Index Fund              5,255,387      4,813,406
       Other                                                        --      2,109,680
                                                          ------------   ------------
                                                            29,696,740     24,289,177
     Registered investment companies-
       Fidelity Growth Company Fund                         58,814,609     28,848,110
       INVESCO Value Trust Total Return Fund                13,279,145     13,718,983
       Putnam New Opportunities Fund                        20,732,997      9,139,269
       Templeton Foreign Fund                                2,776,232        996,608
       Other                                                        --      5,621,801
                                                          ------------   ------------
                                                            95,602,983     58,324,771

     Pooled separate accounts                                       --      2,589,321
     Guaranteed investment contract                                 --        480,379
     Nations Cash Reserves                                  31,432,122     21,633,410
     Bankers Trust Pyramid Directed Account Cash Fund          617,436      1,097,290
     Participant loans receivable                            6,226,048      5,170,173
                                                          ------------   ------------
                    Total investments                      176,705,607    137,603,651

   Receivables-
     Employees' contributions                                  777,011        352,471
     Employers' contributions                                1,089,885        163,442
     Accrued interest and dividends                            151,683        116,602
     Due from broker                                            88,842             --
                                                          ------------   ------------
                    Total receivables                        2,107,421        632,515
                                                          ------------   ------------
                    Total assets                           178,813,028    138,236,166

LIABILITIES:
   Due to broker                                               283,152        294,995
   Due to affiliated plan                                      285,714             --
                                                          ------------   ------------
                    Total liabilities                          568,866        294,995
                                                          ------------   ------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $178,244,162   $137,941,171
                                                          ============   ============



The accompanying notes to financial statements are an integral part of these financial statements.

               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1999


NET ASSETS AVAILABLE FOR PLAN BENEFITS, beginning of year                          $  137,941,171
                                                                                   --------------
ADDITIONS:
   Dividends-
     Tenneco Inc. common stock                                                            640,906
     Other corporate securities                                                            60,605
     Registered investment companies                                                    6,735,445
                                                                                   --------------
                          Total dividends                                               7,436,956
   Interest                                                                             1,198,496
   Repayment of loan interest                                                             441,063
                                                                                   --------------
                                                                                        9,076,515
   Net appreciation (depreciation) in fair value of investments-
     Corporate securities                                                             (15,766,969)
     Collective trust funds                                                             4,234,630
     Registered investment companies                                                   27,251,385
                                                                                   --------------
                          Total net appreciation in fair value of investments          15,719,046

                          Net investment income                                        24,795,561
   Contributions-
     Employees                                                                         17,904,153
     Employers                                                                          7,802,762
     Rollovers                                                                             58,302
                                                                                   --------------
                                                                                       25,765,217
                                                                                   --------------
                          Total additions                                              50,560,778
                                                                                   --------------
DEDUCTIONS:
   Withdrawals                                                                         10,019,519
   Administrative expenses                                                                198,134
   Transfer to other plans                                                                 40,134
                                                                                   --------------
                          Total deductions                                             10,257,787
                                                                                   --------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS, end of year                                $  178,244,162
                                                                                   ==============



The accompanying notes to financial statements are an integral part of this financial statement.

               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1.  DESCRIPTION OF THE PACTIV CORPORATION
    THRIFT PLAN FOR HOURLY EMPLOYEES:

The following description of the Pactiv Corporation Thrift Plan For Hourly Employees (formerly the Tenneco Thrift Plan for Hourly Employees) (the Hourly Thrift Plan) provides only general information. Participants should refer to the Hourly Thrift Plan document for a more complete description of the Hourly Thrift Plan's provisions.

Reorganization of Sponsor

During 1998, the board of directors of Tenneco Inc. authorized management to develop a broad range of strategic alternatives to separate the automotive, paperboard packaging and specialty packaging businesses. Subsequently, Tenneco Inc. completed the following actions:

a. In January 1999, Tenneco Inc. announced an agreement to contribute the containerboard business to a new joint venture with an affiliate of Madison Dearborn Partners. The transaction closed in April 1999. Tenneco Inc. retained a 43 percent interest in the joint venture, Packaging Corporation of America (PCA).

b. In April 1999, Tenneco Inc. announced an agreement to sell the folding carton operations to Caraustar Industries (the Caraustar Sale). This transaction closed in June 1999. The folding carton operations and the containerboard business together represented the paperboard packaging business.

c. On November 4, 1999, Tenneco Inc. completed the spin-off of the common stock of Tenneco Packaging Inc., now known as Pactiv Corporation, to Tenneco Inc. shareholders (the Spin-Off). As a result of the Spin-Off, Tenneco Inc. shareholders received one share of Pactiv Corporation common stock for each share of Tenneco Inc. common stock held as of the close of business on October 29, 1999. Pactiv Corporation included all of the businesses that made up the specialty packaging segment as well as the remaining interest in PCA and the administrative services operation.

d. Immediately following the Spin-Off, Tenneco Inc. was renamed Tenneco Automotive Inc. On November 5, 1999, Tenneco Automotive Inc. completed a reverse stock split. Every five shares of Tenneco Inc. common stock were converted into one share of Tenneco Automotive Inc. common stock.

In conjunction with the Spin-Off, Pactiv Corporation assumed sponsorship of the Tenneco Thrift Plan For Hourly Employees from Tenneco Inc. and the Tenneco Thrift Plan For Hourly Employees was renamed the Pactiv Corporation Thrift Plan For Hourly Employees. For purposes of these financial statements, "Employers" refers to Tenneco Inc. and its subsidiaries that had adopted the Hourly Thrift Plan prior to the Spin-Off and to Pactiv Corporation, Tenneco Automotive Inc., Packaging Corporation of America and their subsidiaries that continued to participate in the Hourly Thrift Plan for a limited period subsequent to the Spin-Off.

General

The Hourly Thrift Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility and Contributions

Employees are generally eligible to participate in the Hourly Thrift Plan the first day of the month following the completion of one year of service.

Eligible employees electing to participate in the Hourly Thrift Plan may make contributions (Employee Contribution Account) by payroll deduction of not less than 1 percent nor greater than 8 percent of compensation (or such percentage of compensation greater than 8 percent as may be specified in a covered group's special appendix to the Hourly Thrift Plan), as defined, with such contributions limited to $10,000 for 1999. The Employers contribute on behalf of the participants a matching contribution equal to an amount detailed in each group's special appendix.

The Employers' matching contributions are generally invested in the applicable Employers' common stock. Certain covered groups may direct the Employers' matching contributions into the available investment options other than the Employers' common stock. The Employers' matching contributions and the related earnings must remain in the form of the applicable Employers' common stock until the participant reaches age 55 or terminates employment and requests a total distribution.

Investment Options

Each participant has the right upon enrollment to select the funds in which the balance in the participant's account, excluding certain Employer contributions, will be invested. During 1999, participants can invest in two common collective trusts, four registered investment companies and a money market fund. Prior to the Spin-Off, participants could also invest in Tenneco Inc. common stock. Subsequent to the Spin-Off, employees transferring to Pactiv Corporation can invest in Pactiv Corporation common stock and employees remaining with Tenneco Automotive Inc. can invest in Tenneco Automotive Inc. common stock. Employees of PCA subsequent to the formation of the joint venture may no longer invest new monies in the Employers' common stock. Monies pending purchase in each of the investment options are temporarily invested in the Bankers Trust Pyramid Directed Account Cash Fund.

Shares of Newport News Shipbuilding Inc. common stock, received through a 1996 distribution to Tenneco Inc. shareholders, and El Paso Energy common stock, received through a 1996 merger transaction through an affiliate of Tenneco Inc., are held in separate funds; however, participants cannot direct contributions or fund transfers to these funds. Dividends earned by these funds are invested in Nations Cash Reserves.

Vesting

Participants are 100 percent vested in their employee contributions made to the Hourly Thrift Plan.

The Employers' matching contributions become vested in accordance with the schedule detailed in each covered group's special appendix.

Upon attainment of age 65, or termination of employment due to death or total disability, a participant will become 100 percent vested in the Employers' matching contributions. Forfeited nonvested accounts are used to reduce future Employers' matching contributions.

Withdrawals and Participant Loans

Upon retirement or other termination of employment, the participant may receive the value of the vested interest in his account as a lump-sum distribution.

Certain participants, as specified in the covered group's special appendix, who have attained age 55 may elect an in-service withdrawal. Certain participants, as specified in the covered group's special appendix, who have not attained age 59-1/2 may elect to withdraw all or part of their account balances, reduced by the portion of their account balances attributable to salary deferral contributions.

Certain participants, as specified in the covered group's special appendix, may, subject to the approval of the plan administrator, make a hardship withdrawal from their Employee Contribution Accounts, excluding gains and earnings in such accounts. A hardship withdrawal shall only be made in the event of a financial need constituting a hardship.

Plan equity as of December 31, 1999, includes amounts pending distribution to participants of $262,671 (see Note 5).

Certain participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 minus the highest outstanding loan balance during the last 12 months, or 50 percent of their account balances. Loan terms range from one to 4-1/2 years. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the Wall Street Journal Prime Rate. Principal and interest are paid through payroll deductions.

Administration

The Hourly Thrift Plan is currently administered by the Pactiv Corporation Benefits Committee, formerly known as the Tenneco Benefits Committee (respectively, the Committee). Bankers Trust Company serves as trustee of the Hourly Thrift Plan.

2.   SUMMARY OF ACCOUNTING POLICIES:

Basis of Accounting

The financial statements of the Hourly Thrift Plan are presented on the accrual basis of accounting. The investments of the Hourly Thrift Plan are reported at quoted market value. Collective trust funds and pooled separate accounts are valued by reference to published market data, as available, of the underlying assets. Guaranteed investment contracts were carried at contract value which approximated fair value. Participant loans receivable are reported at cost which approximates fair value.

Earnings

Individual participants' accounts are credited daily with investment earnings and losses. Investment earnings and losses are credited based upon the number of units held in an individual participant's account and the fair market value per unit based upon the net asset value or share price of the underlying securities at the close of business each day.

Expenses

Certain administrative expenses are currently paid by the Employers. In the event expenses are not paid by the Employers, such expenses are paid by the Hourly Thrift Plan.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Adoption of Statement of Position 99-3

The Accounting Standards Executive Committee issued AICPA Statement of Position
(SOP) 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters," which eliminates the requirement for a defined contribution plan to disclose participant-directed investment programs. During 1999, the Hourly Thrift Plan adopted SOP 99-3 and, as such, the 1998 financial statements have been reclassified to eliminate the participant-directed fund investment program disclosures.

3.   NONPARTICIPANT-DIRECTED INVESTMENTS:

Information about the net assets relating to the nonparticipant-directed investments at December 31, 1999 and 1998:

                                                    1999           1998
                                                ------------   ------------
Pactiv Corporation common stock                 $  4,943,752   $         --
Tenneco Automotive Inc. common stock
   (formerly, Tenneco Inc. common stock)           1,310,402      9,801,205
Bankers Trust Pyramid Directed Account Cash
   Fund                                              160,384        182,983
Employer's contribution receivable                 1,089,885        138,783
Accrued interest                                         813          3,999
                                                ------------   ------------

                 Net assets                     $  7,505,236   $ 10,126,970
                                                ============   ============

The significant components of the change in net assets relating to the nonparticipant-directed investments for the year ended December 31, 1999, are as follows:


Investment income-
   Net depreciation in fair value of investments     $ (7,979,619)
   Interest and dividends                                 460,496
                                                     ------------
                                                       (7,519,123)

Employers' contributions                                6,044,158
Interfund transfers                                    (2,037,259)
Withdrawals                                               890,490
                                                     ------------
                  Decrease in net assets             $ (2,621,734)
                                                     ============

4.   RISKS AND UNCERTAINTIES:

The Hourly Thrift Plan provides for investment in corporate securities, collective trust funds, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

5.   RECONCILIATION OF FINANCIAL
     STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 1999 and 1998:

                                                                             1999               1998
                                                                         --------------    --------------
Net assets available for plan benefits per the financial statements      $  178,244,162    $  137,941,171
   Less- Amounts allocated to withdrawing participants                         (262,671)               --
                                                                         --------------    --------------

Net assets available for plan benefits per the Form 5500                 $  177,981,491    $  137,941,171
                                                                         ==============    ==============

The following is a reconciliation of withdrawals per the financial statements to the Form 5500 for the year ended December 31, 1999:


Withdrawals per the financial statements                                      $10,019,519
   Add- Amounts allocated to withdrawing participants at December 31, 1999        262,671
   Less- Amounts allocated to withdrawing participants at December 31, 1998            --
                                                                              -----------

Withdrawals per the Form 5500                                                 $10,282,190
                                                                              ===========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date.

6.   FEDERAL INCOME TAXES:

The Hourly Thrift Plan obtained its latest determination letter on March 20, 1998 in which the Internal Revenue Service stated that the Hourly Thrift Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (the IRC). The Hourly Thrift Plan has been amended since receiving the determination letter. However, the Committee believes that the Hourly Thrift Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Committee believes that the Hourly Thrift Plan was qualified and the related trust was tax-exempt as of the financial statement date.

7.   TERMINATION OF THE HOURLY THRIFT PLAN:

Although Pactiv Corporation intends to continue the Hourly Thrift Plan indefinitely, they reserve the right to terminate the Hourly Thrift Plan or withdraw from participation in the Hourly Thrift Plan. Any assets which are not allocated to the accounts of participants upon the complete termination of the Hourly Thrift Plan or complete discontinuance of contributions will be allocated among all of the participants' accounts pro rata on the basis of their account balance at the date of termination.

8.   PARTY IN INTEREST:

The Hourly Thrift Plan invests in shares of the Bankers Trust Pyramid Directed Account Cash Fund which is managed by Bankers Trust. Bankers Trust is the trustee and, therefore, these transactions qualify as party-in-interest transactions.

9.   SUBSEQUENT EVENTS:

In February 2000, PCA employees began participating in a newly established PCA plan and their associated Hourly Thrift Plan account balances totaling $4,500,000 were transferred to the PCA plan. In addition, in February 2000, Tenneco Automotive Inc. employees began participating in a newly established Tenneco Automotive Inc. plan and their associated Hourly Thrift Plan account balances totaling $4,600,000 were transferred to the Tenneco Automotive Inc. plan.

                                                                      SCHEDULE I


               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1999


                                                                                        Shares or                       Current
      Identity of Issue                      Description of Asset                      Face Value      Cost              Value
------------------------------------  ------------------------------------------------ ----------   ------------     -------------
Pactiv Corporation*                   Pactiv Corporation common stock                      858,493  $ 18,819,386     $   9,121,484
Tenneco Automotive Inc.               Tenneco Automotive Inc. common stock                 221,089    11,934,522         2,058,895
El Paso Energy Company                El Paso Energy common stock                           28,708              (a)      1,114,229
Newport News Shipbuilding Inc.        Newport News Shipbuilding Inc. common stock           30,388              (a)        835,670
BZW Barclays Global Investors         BZW Barclays Equity Index Fund                       601,086              (a)     24,441,353
BZW Barclays Global Investors         BZW Barclays U.S. Debt Market Index Fund             376,462              (a)      5,255,387
Fidelity Investments Institutional
 Services Co.                         Fidelity Growth Company Fund                         697,682              (a)     58,814,609
INVESCO Funds Group, Inc.             INVESCO Value Trust Total Return Fund                458,534              (a)     13,279,145
Putnam Management Company             Putnam New Opportunities Fund                        227,935              (a)     20,732,997
Franklin Templeton                    Templeton Foreign Fund                               247,436              (a)      2,776,232
NationsBank of Texas, N.A.            Nations Cash Reserves                                617,436              (a)        617,436
Bankers Trust Company*                Bankers Trust Pyramid Directed Account Cash Fund  31,432,122    31,432,122(a)     31,432,122
Pactiv Corporation Thrift Plan
 For Hourly Employees*                Participant loans receivable (interest rates
                                       ranging from 7.75% to 8.5%)                       6,226,048              (a)      6,226,048
                                                                                                                     -------------
                                         Total assets held for investment purposes                                   $ 176,705,607
                                                                                                                     =============

*Indicated party in interest.
(a) Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

               PACTIV CORPORATION THRIFT PLAN FOR HOURLY EMPLOYEES


          SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                                                                                      In-Kind
                                                                                                     Purchase        Exchanges
              Identity of Party Involved                           Description                       Price(a)(c)       In(c)
------------------------------------------------  --------------------------------------------     --------------   ------------
Tenneco Automotive Inc. (formerly, Tenneco Inc.)  Tenneco Automotive Inc. common stock (formerly,
                                                     Tenneco Inc. common stock)                    $    2,991,339    $  5,112,338

Bankers Trust Company                             Bankers Trust Pyramid Account Cash Fund              75,412,402          -



                                                                                                                       Cost
                                                                                                                     of Assets
                                                                                                      Selling         Sold or
              Identity of Party Involved                           Description                       Price(b)(c)    Distributed
------------------------------------------------  --------------------------------------------    --------------  --------------
Tenneco Automotive Inc. (formerly, Tenneco Inc.)  Tenneco Automotive Inc. common stock (formerly,
                                                     Tenneco Inc. common stock)                   $    2,494,908  $    3,463,381

Bankers Trust Company                             Bankers Trust Pyramid Account Cash Fund             75,892,256      75,892,256


                                                                                                                      Cost
                                                                                                      In-Kind       of Assets
                                                                                                      Exchanges     Exchanged
              Identity of Party Involved                           Description                         Out(c)          Out
------------------------------------------------  --------------------------------------------    -------------    -----------
Tenneco Automotive Inc. (formerly, Tenneco Inc.)  Tenneco Automotive Inc. common stock (formerly,
                                                     Tenneco Inc. common stock)                   $    122,650     $  165,553

Bankers Trust Company                             Bankers Trust Pyramid Account Cash Fund                   --             --



                                                                                                     Net Gain
              Identity of Party Involved                           Description                        (Loss)
------------------------------------------------  --------------------------------------------    --------------
Tenneco Automotive Inc. (formerly, Tenneco Inc.)  Tenneco Automotive Inc. common stock (formerly,
                                                     Tenneco Inc. common stock)                    $  (1,011,376)

Bankers Trust Company                             Bankers Trust Pyramid Account Cash Fund                     --



(a) Purchase price equals cost of asset and includes expenses incurred in connection with transactions (i.e., commissions, transfer fees, etc.).

(b) Selling price is net of expenses incurred in connection with transactions.

(c) Current value of asset on transaction date is equal to the purchase/selling price and in-kind exchanges in/out.



     NOTE: This schedule is a listing of series of transactions (for nonparticipant-directed investments) in the same security which exceed 5 percent of the market value of the Hourly Thrift Plan assets held on January 1, 1999.

                                   SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Pactiv Corporation Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunder duly authorized.


                                        PACTIV CORPORATION THRIFT PLAN
                                        FOR HOURLY EMPLOYEES



Date: June 26, 2000                     /s/ RICHARD L. WAMBOLD
                                        ---------------------------------------
                                                  Richard L. Wambold
                                             President, Chief Executive Officer
                                               and Chairman of the Board

                                INDEX TO EXHIBIT

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
23                Consent of Independent Public Accountants